A FUTURE IN FOCUS




                     INDIANA UNITED BANCORP

                        Financial Report
                       September 30, 1995

Dear Shareholders and Friends:

Net income for the three months ended September 30, 1995, exceeded the prior year period by 10.5%, and was 4.8% better than second quarter, 1995 results. On a per share basis, net income rose 11.9% to $.47 and common dividends increased 13.3% to $.17, compared to third quarter, 1994.

Indiana United's year to date net interest margin is 22 basis points above a year ago, reflecting our success in containing costs of funds increases. Further improvement is expected next year when benefits of our current focus on growth in higher yielding consumer and small business loans become evident.

It now appears Congress will pass legislation to merge tha bank and thrift components of the FDIC insurance fund and will mandate the conversion of thrifts to commercial bank charters. Such legislation is likely to result in a one-time assessment of all thrift institutions of up to $.90 per $100 in deposits, creating a nonrecurring pre-tax charge of as much as $800,000 for Regional Bank.

Subject to resolving contentious ancillary issues, we strongly endorse passage of this legislation this year and believe immediate enactment would greatly enhance Regional Bank's long-term performance.

Regional Bank's new Allison Lane office opened in July, directly accessing more than 75,000 persons residing in Jeffersonville and Clark County. Also, the $500,000 renovation of Regional Bank's main office has just been completed, expanding our service capabilities within Floyd County.

In September, Michael K. Bauer was named President and CEO of Regional Bank. Mike is a broadly experienced banker who has achieved a strong record of accomplishment as the chief executive of a $118 million Illinois community bank. His vision is highly compatible with Indiana United's values and goals and we expect his leadership, together with our improved facilities and expanded services, to establish Regional Bank as a strong banking force in southern Indiana.

The market value of Indiana United's common shares soared from $20.50 to $27.00 during the quarter while maintaining its customary trading volume of about 60,000 shares. Whether this market support reflects our improved performance in 1995, speculation relative to bank merger and acquisition activity, or enthusiasm about future performance, is not clear. We suspect each of these factors contributed to this exceptional 31.7% gain in market value.

The investment in the future of Indiana United Bancorp by many of you during this period of robust market value growth is greatly appreciated. I assure you we will diligently strive to reward your confidence.


Very truly,


Robert E. Hoptry
Chairman and President
October, 16, 1995

                     INDIANA UNITED BANCORP

              CONSOLIDATED CONDENSED BALANCE SHEET
                           (Unaudited)
                     (Dollars in Thousands)
                                                   September 30
                                               1995           1994
ASSETS
  Cash and Due from Banks.................    8,247          8,014
  Federal Funds Sold......................    3,475             50
  Interest-bearing Deposits...............      100            435
  Securities Held to Maturity.............    7,868          8,174
  Securities Available for Sale...........   75,988         96,313
  Loans...................................  204,574        212,755
  Less:  Allowance for Loan Losses........   (2,720)        (2,800)
      Net Loans...........................  201,854        209,955
  Premises & Equipment....................    5,937          6,401
  Other Assets............................    2,798          3,334
      Total Assets........................  306,267        332,676

LIABILITIES
  Deposits:
    Non-Interest Bearing..................   22,978         23,304
    Interest Bearing......................  233,128        257,630
      Total Deposits......................  256,106        280,934
  Short-Term Borrowings...................   13,294         17,561
  Long-Term Debt..........................    6,500          8,450
  Other Liabilities.......................    2,975          1,614
      Total Liabilities...................  278,875        308,559

SHAREHOLDERS' EQUITY
  Preferred Stock.........................    2,000          2,400
  Common Stock ...........................    1,251          1,138
  Additional Paid in Capital..............   10,677          8,099
  Unrealized Loss on Securities Available
    for Sale..............................     (195)        (1,635)
  Retained Earnings.......................   13,659         14,115
  Total Shareholders' Equity..............   27,392         24,117
      Total Liabilities and
        Shareholders' Equity..............  306,267        332,676

  Return on Average Assets................      .78%           .57%
  Return on Averqage Common Equity........     9.28           8.05
  Tier 1 Captial to Total Assets..........     8.88           7.13
  Total Capital to Risk-adjusted Assets...    16.60          14.26

Shareholder Information

Transfer Agent

Securities Transfer Department
Mid-America Bank of Louisville
500 West Broadway, P. O. Box 1497
Louisville, KY 40202


Indiana United Bancorp is a community-focused bank and savings and loan holding company serving eastern and southern Indiana through its subsidiaries, Union Bank and Trust Company of Indiana, and Regional Federal Savings Bank, New Albany.

                     INDIANA UNITED BANCORP

           CONSOLIDATED CONDENSED STATEMENT OF INCOME
                           (Unaudited)
                     (Dollars in Thousands)
                             Three Months Ended   Nine Months Ended
                               September 30,        September 30,
                               1995       1994     1995      1994
Interest income
  Loans, including Fees       4,362      4,070    12,510    11,915
  Investment securities       1,336      1,575     4,260     4,694
  Other                          86         15       157        89
   Total interest income      5,784      5,660    16,927    16,698

Interest expense
  Deposits                    2,713      2,455     7,595     7,438
  Other                         347        313     1,209       772
   Total interest expense     3,060      2,768     8,804     8,210

Net interest income           2,724      2,892     8,123     8,488
  Provision for loan losses       9         30        18       115
Net interest income after
  provision for loan losses   2,715      2,862     8,105     8,373

Noninterest income
  Securities gains                5          0        16      (152)
  Other operating income        329        369     1,098     1,146
   Total noninterest income     334        369     1,114       994

Noninterst expenses
  Salaries and employee       1,140      1,160     3,382     3,528
   benefits
  Premises and equipment        362        401     1,112     1,171
   expense
  Other expenses                501        743     1,775     2,266
   Total noninterest
    expense                   2,003      2,304     6,269     6,965

Income before income tax      1,046        927     2,950     2,402

  Income tax expense            417        358     1.166       934

  Net income                    629        569     1,784     1,468

Net income per common
  share                        0.47       0.42      1.34      1.08
Dividends per common
  share                        0.17       0.15      0.49      0.44
Average common shares
  outstanding             1,250,897  1,250,897 1,250,897 1,250,897

Preferred dividends              35         38       108       119

Common Stock

Indiana United Bancorp's common stock is traded on the over-the-counter market and is listed on the NASDAQ exchange under the symbol "IUBC". Indiana United Bancorp is also listed on the National Market System tables in many daily papers under the symbol Ind Utd. Primary market makers are J.J.B. Hilliard/W.L. Lyons, Inc.; and Raffensperger, Hughes and Company, Inc.


                Market Value Range and Dividends
                    for Latest Four Quarters
                         1995       1995      1995      1994
                          Q3         Q2        Q1        Q4
High                    $ 27 1/2  $ 23      $ 23      $ 22 3/4
Low                       19 1/2    20        19 1/2    19 1/8
Last Sale                 27        20 1/2    22 1/2    21
Dividends                .17       .16       .16       .16

Prices adjusted for a 10% stock dividend in December 1994.

Organization

  Indiana United Bancorp
  201 N. Broadway, P. O. Box 87
  Greensburg, IN 47240
  (812)663-0157

    Officers
      Robert E. Hoptry
        Chairman and President
      Daryl R. Tressler
        Vice President
      Jay B. Fager
        Treasurer and Chief Financial Officer
      Sue Fawbush
        Vice President and Secretary
      Dennis M. Flack
        Vice President, Director of Marketing
        and Training
      Diane L. Trout
        Marketing Officer


    Directors
      William G. Barron
        Chairman and President
        Barron Homes, Inc.
      Philip A. Frantz
        Attorney, Partner
        Coldren and Frantz
      Glenn D. Higdon
        President
        Marlin Enterprises, Inc.
      Robert E. Hoptry
        Chairman and President
        Indiana United Bancorp
      Martin G. Wilson
        Farmer
      Edward J. Zoeller
        President
        E. M. Cummings Veneer

  Subsidiaries
    Regional Federal Savings Bank
      Offices in New Albany, Jeffersonville

    Union Bank and Trust Company of Indiana
      Offices in Greensburg, Portland,
      Westport, Clarksburg, Redkey